SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 28, 2019

1. Date, Time and Place: On March 28, 2019, at 10:30 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Augusto Marques da Cruz. Secretary: Marcelo Janson Angelini.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided, as set forth in the terms of Article 142, V, Law 6,404/76 and Article 20 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of (i) administration report and Company’s financial statements related to the fiscal year ended on 12.31.2018, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of March 28, 2019.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Augusto Marques da Cruz (Chairman), Marcelo Janson Angelini (Secretary); Board members: Antonio Carlos Romanoski, Augusto Marques da Cruz Filho, Pedro Carvalho de Mello, Roberto Luz Portella e Thomas Cornelius Azevedo Reichenheim.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Augusto Marques da Cruz Filho Chairman	Marcelo Janson Angelini Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer